December 27, 2016

Simon Medley
510 Northfield Road
Devon, PA 19333

Re: Stock Options and Management Incentive Plan
Dear Simon,
As you know, Chemtura Corporation (together with its successors, “Chemtura”) has entered into an Agreement and Plan of Merger with Lanxess Deutschland GmbH (“Lanxess”) and LANXESS Additives Inc., dated as of September 25, 2016, pursuant to which Chemtura will be acquired by Lanxess (the “Merger”). This agreement sets forth the terms on which Chemtura and you agree to take certain actions prior to the end of 2016.
Golden Parachute Rules
Under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Golden Parachute Rules”), certain officers and other key employees of a company that undergoes a change in control are subject to a 20% excise tax (the “Excise Tax”) if, in connection with the change in control, they receive “excess” payments and benefits. Such change in control payments and benefits (“Transaction Payments”) may include, for example, cash bonuses, accelerated vesting of equity awards, and severance payments and benefits. The Excise Tax is in addition to ordinary income tax.
Whether the Excise Tax applies to a particular employee depends on the value of the Transaction Payments received by the employee as compared to the employee’s average annual IRS Form W-2 compensation for the five years ending with the year before the year in which the change in control occurs (such average annual W-2 compensation, the “Base Amount”). If the value of the Transaction Payments equals or exceeds three times the Base Amount, the Excise Tax applies. The amount of the Excise Tax is equal to 20% of the amount of the Transaction Payments that exceeds one times the Base Amount. For example, if an employee’s Base Amount is $1 million, and the employee receives Transaction Payments valued at $3 million, the Excise Tax applies (because $3 million is three times the Base Amount) and is $400,000 (20% x ($3 million - $1 million)).
An analysis conducted for Chemtura indicates that, as a result of the Transaction Payments that you will or may receive in connection with the Merger, you may become subject to the Excise Tax. This analysis also indicates that, if you were to recognize additional income in 2016 as a result of the actions contemplated by this agreement, your Base Amount would increase such that you should not be subject to the Excise Tax. You acknowledge, however, that Chemtura does not guarantee this result, and whether you are subject to the Excise Tax will depend on the value of the Transaction Payments that you actually receive in connection with the Merger, as calculated under the Golden Parachute Rules as of the time of payment.

Target MIP Payment and Exercise of Stock Options

To increase your Base Amount, Chemtura and you agree to take the following actions, in each case prior to the end of 2016 and subject to the terms of this agreement:

•	Chemtura agrees to pay you the $308,000 target amount of your award (the “Target MIP Payment”) under the Chemtura Corporation 2016 Management Incentive Plan (the “2016 MIP”); and

•
you agree to exercise the options to purchase an aggregate of 10,512 shares of Chemtura’s common stock that you currently hold and that were granted to you on November 1, 2012 and March 1, 2013 (your “Stock Options”).

Target MIP Payment
Subject to your exercising your Stock Options on the terms set forth below, Chemtura will pay you the Target MIP Payment (less applicable withholding taxes) before the end of 2016. If the amount of the award that you would have earned under the 2016 MIP, based on actual performance for the full 2016 calendar year, exceeds the Target MIP Payment, Chemtura will pay you the excess amount (less applicable withholding taxes) on the regular payment date in March 2017 (the “MIP Payment Date”). If the Target MIP Payment exceeds the amount of the award that you would have earned under the 2016 MIP, based on actual performance for the full 2016 calendar year, you will repay to Chemtura the excess amount (calculated on a pre-tax basis) promptly following the MIP Payment Date.
If, prior to the MIP Payment Date, your employment with Chemtura terminates due to your resignation or termination by Chemtura for “Cause” (as defined in the Chemtura Corporation 2010 Long-Term Incentive Plan), you will repay to Chemtura the entire amount of the Target MIP Payment (calculated on a pre-tax basis) promptly following such termination.
Exercise of Stock Options
You agree to exercise your Stock Options in their entirety prior to December 15, 2016. You acknowledge and agree that, if you do not exercise your Stock Options prior to such date, Chemtura will have no obligation to provide you with the Target MIP Payment.
Additional Terms
You agree to keep the terms of this agreement strictly confidential and, except as required by law, not to disclose such terms to any person other than your immediate family or professional advisors (who also must keep the terms of this agreement confidential).
This agreement constitutes the entire agreement between Chemtura and you concerning the subject matter hereof.
This agreement may be executed in one or more counterparts, all of which taken together shall be deemed to constitute one and the same original.
This agreement shall be governed by the laws of the State of Connecticut, without regard to any conflicts of laws.

We look forward to your acceptance of this agreement, which you can indicate by promptly signing, dating and returning a copy of this agreement to me.

Very truly yours,
Chemtura Corporation

By:	___________________________________________ Stephen C. Forsyth EVP & CFO
	Accepted: ___________________________________________ Simon Medley EVP, IPP & GLS	_________________________________ Date